Exhibit 99.2

NICE Reports 400% Increase in CXone Mpower Autopilot Interactions in 2024 as AI
Agents Power Future of Customer Service

Record breaking year for NICE’s CX automation and augmentation: 6 billion AI-augmented interactions and 2 trillion AI-analyzed words per month in 2024

Hoboken, N.J., February 27, 2025 – NICE (Nasdaq: NICE) today revealed a surge in the number of customer service interactions leveraging AI and automation. In 2024 alone, NICE managed the equivalent of 123,560 years of knowledge consumption as businesses revolutionize the way they leverage their data with AI to drive proactive and predictive customer service. CXone Mpower stands at the forefront of this revolution, enabling both automation and workforce augmentation to deliver comprehensive customer service automation.

2024 Customer Highlights
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Sony, one of the most comprehensive entertainment companies in the world, identified 40% of its inquiries were automation-ready, leading to a 15.9% self-service resolution rate with Autopilot. As a result, Sony achieved historic customer satisfaction ratings.

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Carnival UK, a leading cruise operator, set a new standard for technology augmented guest experiences in the travel sector. The company streamlined 1.2 million guest interactions annually with CXone Mpower, driving immediate efficiency gains and positioning itself for long-term scalability.

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TD Bank Group, one of North America’s largest banks, empowered its workforce through improved AI-powered scheduling and workforce engagement management, cutting customer wait times by 88 million minutes in a single year even as the volume of calls handled increased by 11% and achieved record-breaking customer satisfaction.

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Lowes, one of the largest home improvement retailers in the world, leveraged automation to streamline its scheduling, saving over $1 million in operational costs, and automating 434,000 hours of schedule changes.

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Realtor.com leveraged automation to free up its analysts to spend more time evaluating interactions at scale, leading to improved legal compliance reporting and agent performance insights. This has enabled them to redeploy their quality team to drive business and revenue from time saved.

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CVS Caremark leveraged NICE’s AI-powered flexible scheduling to ease agents’ and supervisors’ workloads leading to 40% increase in positive sentiment related to scheduling, 18% improvement in scheduling efficiency and a 14% reduction in manual workforce management administrative tasks.

Barry Cooper, President, CX Division, NICE, said, “We’ve reached a pivotal moment in the customer service evolution where automation now touches every interaction. As shown by 2024’s historic numbers, businesses are realizing the immense value of AI and human collaboration in driving automated customer service. CXone Mpower is setting this new standard as the complete AI platform for workforce augmentation, interaction orchestration and service automation.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.